

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2017

Jack A. Khattar
President and Chief Executive Officer
Supernus Pharmaceuticals, Inc.
1550 East Gude Drive
Rockville, MD 20850

Re: Supernus Pharmaceuticals, Inc.
Form 10-K
Filed March 16, 2017
File No. 001-35518

Dear Mr. Khattar:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2016

Item 1. Business
In-Licensing Arrangements, page 18

1.   Please revise the descriptions of your agreements with Afecta Pharmaceuticals to quantify any payments to date and disclose the term and termination provisions. Similarly, expand your description of your agreement with Rune Healthcare to explain the meaning of the statement that you obtained a "product concept." Additionally, disclose any payments made to date under the agreement and disclose the term and termination provisions.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 64

2.   We note that Selling, General & Administrative expenses comprised 66 % of your total costs and expenses for the fiscal year ended December 31, 2016. In future filings, please

Jack A. Khattar
Supernus Pharmaceuticals, Inc.
August 15, 2017
Page 2

provide additional information about the components of Selling, General & Administrative expenses, such as quantifying the components and the factors driving the increase from 2015 to 2016 and the extent to which you expect this trend to continue. Refer to Item 303(a)(3)(ii) and (iii) of Regulation S-K.

<u>Financial Statements</u>
<u>Note 6. Deferred Legal Fees and Intangible Assets, page 98</u>

3.   Please provide us an analysis with reference to authoritative literature supporting your accounting policies:

• for recording legal fees incurred in connection with legal proceedings related to the defense of patents for Oxtellar XR and Trokendi XR as an asset before the litigation is resolved.; and
• for delaying the amortization of those deferred legal fees until a successful outcome of the litigation. .

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Lisa Vanjoske at (202) 551-3614 or Jim Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at (202) 551-5019 or Suzanne Hayes at (202) 551-3675 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance